Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
EXHIBIT 12 — COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three Months Ended	Year Ended
	March 31, 2011	December 31, 2010

Operating earnings before income taxes	$95	$689
Undistributed equity in losses of investee	—	3
Losses of managed investment entities attributable to noncontrolling interest	35	64
Fixed charges:
Interest on annuities	116	444
Interest expense	21	78
Debt discount and expense	—	2
Portion of rentals representing interest	4	14

EARNINGS	$271	$1,294

Fixed charges:
Interest on annuities	$116	$444
Interest expense	21	78
Debt discount and expense	—	2
Portion of rentals representing interest	4	14

FIXED CHARGES	$141	$538

Ratio of Earnings to Fixed Charges	1.92	2.41

Earnings in Excess of Fixed Charges	$130	$756